Gesher Acquisition Corp. II

3141 Walnut Street

Suite 203b

Denver, CO 80205

VIA EDGAR

February 27, 2025

U.S. Securities and Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Stacie Gorman Jeffrey Gabor

Re:	Gesher Acquisition Corp. II Registration Statement on Form S-1 Filed January 28, 2025 File No. 333-284552

Dear Ms. Gorman and Mr. Gabor:

Gesher Acquisition Corp. II (the “Company,” “we,” “our” or “us”) hereby transmits our response to the comment letter received from the staff (the “Staff,” “you” or “your”) of the U.S. Securities and Exchange Commission (the “Commission”), dated February 24, 2025 regarding the Registration Statement on Form S-1 submitted to the Commission on January 28, 2025.

For the Staff’s convenience, we have repeated below the Staff’s comments in bold, and have followed each comment with the Company’s response. In response to the Staff’s comments, the Company is submitting the Amendment No. 1 to the Draft Registration Statement on Form S-1 (the “Registration Statement”), which is being submitted to the Commission contemporaneously with the submission of this response letter.

Registration Statement on Form S-1 filed January 28, 2025

Cover Page

1.	We note your disclosure in paragraph 8. Please revise to state whether the exercise of the private warrants and warrants issued in on a cashless basis and the conversion of the working capital loans into warrants may result in a material dilution of the purchasers’ equity interests. Please refer to Item 1602(a)(3) of Regulation SK. Further, please describe the extent to which compensation may result in a material dilution of the purchasers’ equity interests. Also, we note your disclosure on page 41 that you may engage your sponsor or an affiliate as an advisor and pay a salary. Please revise your disclosure here and in the sections regarding your sponsor starting on pages 6 and 115. Please refer to Items 1602(a)(3),1602(b)(6), and 1603(a)(6) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment regarding dilution and advises the Staff that it has revised its disclosure on the cover page, page 7 and page 117 of Amendment No. 1. Additionally, the Company acknowledges the Staff’s comment regarding compensation and engagement of the sponsor and advises the Staff that it has revised its disclosure on the cover page, pages 7 and 117 of to address the Staff’s comment.

2.

We note disclosure on page 23 and elsewhere in the filing that if the non-managing sponsor investors purchase all of the units for which they have expressed interest or otherwise hold a substantial number of units, then they will potentially have different interests than other public shareholders. Please revise to clarify that regardless of the number of units they purchase, non-managing sponsor investors will have different interests than other public shareholders in that they will be incentivized to vote for a business combination due to their indirect interest in founder shares and private warrants.

Response: The Company acknowledges the comment of the Staff and has revised the disclosure on the cover page, and pages 23, 30 and 161 accordingly

Our Sponsor, page 6

3.	We note your disclosure on page 8 that the founders shares will convert to Class A shares at the time of the business combination and will be adjusted so that the founders will hold 25% of the shares. However, on the cover page and elsewhere, you note that the founders’ shares will equal 27.72% of the shares upon completion of the offering. Please advise.

Response: The Company acknowledges the comment of the Staff and has clarified the disclosure on page 8.

Proceeds to be held in trust account, page 28

4.	We note that Section 53.2 of your Memorandum and Articles of Association filed as Exhibit 3.1.1, provides that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US $5,000,001. Please revise your cover page and disclosure throughout as appropriate to address this limitation on redemptions. Please refer to Item 1602(b)(2) of Regulation S-K.

Response: The Company acknowledges the comment of the Staff, and advises in the Form of Amended and Restated Memorandum and Articles of Association attached to Amendment No. 1 as Exhibit 3.2, the Company has removed the reference to such minimum net tangible assets threshold, which was previously included in Exhibit 3.1.1 in error.

Conflicts of Interest, page 42

5.	We note your disclosure on page 43 that your “sponsor, officers, or directors may sponsor or form other special purpose acquisition companies similar to [yours] or may pursue other business or investment ventures during the period in which [you] are seeking an initial business combination.” Please clarify how opportunities to acquire targets will be allocated among SPACs. Please make similar revisions to your disclosure on page 155. Please refer to Items 1602(b)(7) and 1603(b) of Regulation SK.

Response: The Company acknowledges the comment of the Staff and has clarified the disclosure on pages 43 and 155 accordingly.

Dilution, page 105

6.	We note your tabular presentation of dilution at quartile intervals on the outside cover page and on page 105. Such tabular presentation appears to assume your maximum redemption threshold is the entire number of shares to be sold to public shareholders as part of this offering. We refer to your Memorandum and Articles of Association filed as Exhibit 3.1.1, and note that Section 53.2 provides that the Company shall not repurchase Public Shares in an amount that would cause the Company’s net tangible assets to be less than US$5,000,001 following such repurchases. Please tell us how you considered this redemption limitation in your determination of your maximum redemption threshold for your dilution presentation. Please refer to Item 1602 of Regulation S-K.

Response:  As noted in response to comment number 4 above, The Company acknowledges the comment of the Staff, and advises in the Form of Amended and Restated Memorandum and Articles of Association attached to Amendment No. 1 as Exhibit 3.2, the Company has removed the reference to such minimum net tangible assets threshold, which was previously included in Exhibit 3.1.1 in error.

We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, David E. Fleming, Esq., at dfleming@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Ezra Gardner
Ezra Gardner
Chief Executive Officer

cc:	David E. Fleming, Esq.
Ellenoff Grossman & Schole LLP

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